                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
            (Name, Address and telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 1997
             (Date of event which requires filing of this Statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  Page 1 of 7
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9


(1)   Names of Reporting Persons
      S.S. or I.R.S. Identifica-                    Patrick Francis Dolan
      tion Nos. of Above Persons                          SS: ###-##-####
_______________________________________________________________________________
(2)   Check the Appropriate Box                      (a)_______________________
      if a Member of a Group                         (b)_______________________
_______________________________________________________________________________
(3)   SEC Use Only
_______________________________________________________________________________
(4)   Source of Funds                             00*
_______________________________________________________________________________
(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
_______________________________________________________________________________
(6)   Citizenship or Place of
      Organization                                U.S.A.
_______________________________________________________________________________
Number of Shares       (7) Sole Voting Power             13,600**
Beneficially Owned     ________________________________________________________
by Each Reporting      (8) Shared Voting Power          807,910
Person With            ________________________________________________________
                       (9) Sole Dispositive Power        13,600**
                       ________________________________________________________
                      (10) Shared Dispositive Power     807,910
_______________________________________________________________________________
(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                   821,510
_______________________________________________________________________________
(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares
_______________________________________________________________________________
(13)   Percent of Class Represented
       by Amount in Row 11                                  5.7%
_______________________________________________________________________________
(14)   Type of Reporting Person                   IN




--------
*      See Exhibit A.
** Includes option to purchase 2,200 shares of Class A Common Stock which are options exercisable within 60 days.


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CUSIP No. 12686C-10-9


                      CONTINUATION PAGES OF AMENDMENT NO. 1
                            TO SCHEDULE 13D FILED BY
               PATRICK FRANCIS DOLAN, INDIVIDUALLY AND AS TRUSTEE

         This Amendment No. 1 to the Schedule 13D, dated November 15, 1994 (the "Schedule 13D"), previously filed by Patrick Francis Dolan ("Mr. Dolan") is the initial electronic filing by Mr. Dolan and, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, restates the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         The title of the class of equity of securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Patrick Francis Dolan, who is filing individually and as Trustee for the Trusts listed on Exhibit A.

         (b) The residence of Mr. Dolan is 4 Smugglers Cove, Lloyd Harbor, New York 11743.

         (c) The present principal occupation of Mr. Dolan is News Director of News 12. The address is One Media Crossways, Woodbury, New York 11797.

         (d) Mr. Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 12686C-10-9


         (f) Mr. Dolan is a U.S. citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares held by Mr. Dolan were not acquired by purchase. See Exhibit A.

Item 4.  PURPOSE OF TRANSACTION.

         The Trusts are held for investment purposes. See Exhibit A. Except as set forth in Exhibit B, Mr. Dolan has no plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. See Exhibit A and Exhibit B.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Dolan may be deemed to beneficially own an aggregate of 821,510 shares of Class A Common Stock as a result of his beneficial ownership of (i) 817,410 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock, (ii) options to purchase 2,200 shares of Class A Common Stock and (iii) 1,900 shares of Class A
Common Stock. This aggregate amount represents approximately 5.7% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares to be acquired upon the exercise of the options).

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CUSIP No. 12686C-10-9


         (b) Mr. Dolan has the (i) sole power to vote or to direct the vote of 13,600 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock and shares to be acquired upon the exercise of options); (ii) shared power to vote or direct the vote of 807,910 shares of Class B Common Stock convertible into Class A Common Stock; (iii) sole power to dispose or to direct the disposition of 13,600 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock and shares to be acquired upon the exercise of options) and (iv) shared power to dispose or to direct the disposition of 807,910 shares of Class B Common Stock convertible into Class A Common Stock. See Exhibit A.

         (c) No transactions in the class of securities reported on were effected during the past sixty days by Mr. Dolan.

         (d) See Exhibit A.

         (e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Exhibit B.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -     Voting Agreement
         Exhibit 2 -     Power of Attorney, dated as of
                         February 13, 1995, confirming the
                         authority of William A. Frewin, Jr.
                         to sign on behalf of Patrick
                         Francis Dolan.


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CUSIP No. 12686C-10-9


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 23, 1997

                                     Signature:    /s/ Patrick Francis Dolan
                                                  By William A. Frewin, Jr.
                                                  -----------------------------
                                     Name/Title:  Patrick Francis Dolan,
                                                  individually and as a
                                                  Trustee of each of the
                                                  following Trusts:
                                                    Dolan Progeny Trust
                                                    DC Patrick Trust
                                                    Tara Dolan 1989 Trust
                                                  By William A. Frewin, Jr.,
                                                      attorney-in-fact


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CUSIP No. 12686C-10-9


                                    Exhibit A

         Patrick Francis Dolan ("Mr. Dolan") is currently one of the trustees (a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which own in the aggregate 817,410 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). The other Trustee(s) of the DC Patrick Trust is Mary S. Dolan and of the Dolan Progeny Trust are Deborah Ann Dolan and Paul Joseph Dolan. Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of the Issuer. Mr. Dolan does not has an economic interest in such shares, but, and as a Trustee of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. Dolan retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. In addition, Mr. Dolan holds 1,900 shares of Class A Common Stock of the Issuer individually and options to purchase 2,200 shares of Class A Common Stock which options are exercisable within 60 days.

         The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.


Name of Trust                              Beneficiary

DC Patrick Trust                           Patrick Francis Dolan

Dolan Progeny Trust                        All children of Charles F.
                                           Dolan living at any time and
                                           from time to time.

Tara Dolan 1989 Trust                      Tara Dolan

         Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary or, if more than one, such Trust's beneficiary class. For the Dolan Progeny Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Paul Joseph Dolan, to any one or more of the members of the Trust's beneficiary class.

The Trusts

The DC Patrick Trust

         For the DC Patrick Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Mary S. Dolan, to the person for whom the Trust is named, Patrick Francis Dolan (the "Current Beneficiary"). The Current Beneficiary has the power during his life to appoint all or part of the DC Patrick Trust to or for the benefit of one or more of his descendants. Upon the death of the Current Beneficiary, the DC Patrick Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of his descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then-living descendants, or if none, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are two Trustees of the DC Patrick Trust, Patrick Francis Dolan and Mary S. Dolan.

The Dolan Progeny Trust

         For the Dolan Progeny Trust, the current beneficiary class consists of the six children of Charles F. Dolan. The Dolan Progeny Trust terminates upon the death of the survivor of Charles F. Dolan's children, if not previously terminated. Upon such termination, the Dolan Progeny Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to or for the benefit of any one or more persons or charitable organizations. Any unappointed portion of the Dolan Progeny Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are three Trustees of the Dolan Progeny Trust, Deborah Ann Dolan, Patrick Francis Dolan and Paul Joseph Dolan.

The Tara Dolan 1989 Trust

         For the Tara Dolan 1989 Trust, until the beneficiary, Tara Dolan, attains age 21, the income of the Trust may be distributed to or for the benefit of the beneficiary as the Trustee, Patrick Francis Dolan, in the Trustee's discretion determines. Any net income not so distributed is to be accumulated and added to the principal of the Trust. From and after the beneficiary attaining age 21, all of the net income of the Trust is to be distributed to the beneficiary. In addition, during the continuance of the Tara Dolan 1989 Trust, the Trustee in the Trustee's discretion may distribute the principal of the Trust to or for the benefit of the beneficiary. Upon the beneficiary attaining age 40, the Trust for the beneficiary terminates and is to be distributed to the beneficiary. If the beneficiary dies before attaining age 40, the beneficiary has a testamentary general power of appointment over the Trust. In default of the exercise of such power of appointment, the Trust will be distributed to the beneficiary's then-living issue, per stirpes, or if none, to Charles F. Dolan's then-living issue, per stirpes. Patrick Francis Dolan is the sole Trustee for the Tara Dolan Trust.

Beneficial Ownership of Beneficiaries and Trusts

         Beneficiaries of any Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Trust because
(a) the non-beneficiary Trustee has the sole discretion to distribute or accumulate the income from each Trust and the sole discretion to distribute the principal of each Trust to the beneficiary of such Trust or, if more than one, to any one or more of the members of such Trust's beneficiary class, (b) the beneficiary class for the Dolan Progeny Trust has not yet closed and (c) the beneficiary of the Tara Dolan Trust has not attained the age of 21.



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                                    EXHIBIT B

          Cablevision Systems Corporation, a Delaware corporation ("CSC"), has entered into a Contribution and Merger Agreement, dated as of June 6, 1997 (the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc., ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by CSC ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into CSC, with CSC as the surviving corporation, and the conversion in the merger of outstanding shares of CSC common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning specified cable television systems in exchange for shares of Class A Common Stock of Parent. CSC's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing CSC shareholders will become shareholders of Parent, which will be a new publicly traded company that will own CSC and, separately, the Contributed Entities.

          CSC shareholders having a majority of CSC's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., CSC, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC
Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No.
3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

          The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders,
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(iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.


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